UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company") held its the annual and extraordinary general shareholders’ meeting scheduled for December 26, 2025, and adjourned to January 2, 2026 at 11:30 a.m. Israel time, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel. The following is a summary of the matters voted on at the meeting:

(1)	Appointment of Directors -

Nominee	For	Against	Abstain	Approved (Y/N)
(i) Election of Yair Seroussi to the Company's Board of Directors.	26,906,961	14,103,471	722,510	Y
(ii) Election of Nir Epstein to the Company's Board of Directors.	32,951,510	8,043,237	738,195	Y
(iii) Election of Birger Johannes Meyer-Gloeckner to the Company's Board of Directors.	32,214,813	8,781,413	736,716	Y
(iv) Election of William (Bill) Shaul to the Company's Board of Directors.	33,762,686	7,241,606	728,650	Y
(v) Election of Liat Tennenholtz to the Company's Board of Directors.	33,621,221	7,405,261	706,460	Y
(vi) Election of Anita Odedra to the Company's Board of Directors.	33,651,685	7,361,760	719,497	Y
(vii) Election of Yoram Turbowicz to the Company's Board of Directors.	33,829,962	7,212,839	690,141	Y
(viii) Election of Yair Avidan to the Company's Board of Directors.	33,728,717	5,717,334	2,286,891	Y
(ix) Election of Ron Hadassi to the Company's Board of Directors.	24,993,970	16,050,895	688,077	Y
(x) Election of Ran Gritzerstein to the Company's Board of Directors.	32,152,788	8,805,515	774,639	Y

The proposal was approved.

(2)
Re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and to authorize the Board of Directors, following the recommendation of the Audit Committee, to determine their fees.

For	Against	Abstain	Approved (Y/N)
28,047,086	9,985,826	3,700,030	Y

The proposal was approved.

(3)	Approval of a new compensation policy for directors and officers of the Company for a period of three years from the date of the Meeting.

For	For of those who are not a controlling shareholder or have a personal interest in the proposal	Against	Abstain	Approved (Y/N)
12,057,533	N/A	28,433,811	1,241,598	N

The proposal was not approved.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: January 5, 2026